Exhibit 99.1

ELBIT IMAGING LTD.
2 Weitzman Street, Tel-Aviv 64239, Israel
Tel: (972-3) 608-6015

September 16, 2008

Re: Replacement of a Trustee for the Holders of Series A, Series B and Series C Notes of
Elbit Imaging Ltd. (the "Company")

The Company hereby notifies that the District Court of Tel Aviv-Yafo has approved the appointment of Ziv Haft Trusts Company Ltd. ("Ziv Haft") as the trustee for the holders of the Series A Notes, Series B Notes and Series C Notes of the Company. The appointment of Ziv Haft as a trustee, who replace the former trustee Aurora Fidelity Trust Company Ltd., is effective as of September 8, 2008

Very truly yours,

Elbit Imaging Ltd.